Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	September	2018
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated September 11, 2018 - Neovasc Announces Extension to Regain Compliance with Nasdaq Minimum Bid Price Rule

DOCUMENT 1

Neovasc Announces Extension to Regain Compliance with Nasdaq Minimum Bid Price Rule

NASDAQ, TSX: NVCN

Company to execute a 1-for-100 reverse stock split

VANCOUVER, Sept. 11, 2018 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN)(TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, announced today (1) that it has received the decision of the Nasdaq Hearings Panel (the "Panel") to grant it a extension until October 15, 2018 to regain compliance with the US$1.00 minimum bid price requirement and (2) the Company's plans to execute the reverse stock split (share consolidation), approved at its Annual General and Special Meeting of Shareholders on June 4, 2018.

The Nasdaq Stock Market LLC ("Nasdaq") held an oral hearing on August 30, 2018, at which the Panel considered Neovasc's appeal of the Nasdaq Listing Qualifications Staff (the "Staff") decision to delist the Company's common shares (the "Common Shares") from the Nasdaq Capital Market for non-compliance with the US$1.00 minimum bid price requirement. In its decision dated September 10, 2018, the Panel agreed to provide Neovasc with an extension until October 15, 2018 to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Common Shares on the Nasdaq Capital Market must be at least US$1.00 for at least 10 consecutive business days. The Company intends to execute a reverse stock split on the basis of 1 post-consolidation Common Share for 100 pre-consolidation Common Shares in order to regain compliance with the minimum bid price requirement before October 15, 2018 and avoid delisting. The Panel's decision will stay any delisting or suspension action on the basis of the minimum bid price deficiency until October 15, 2018.

"We believe that remaining on the Nasdaq Capital Market is a critical piece of our turnaround strategy for the Company, and completing the reverse stock split on an accelerated timeline is a necessary to maintain this listing. We expect the reverse stock split will assist our shareholders by simplifying our capital structure through the consolidation of our shares to form a smaller number of proportionally valuable shares," commented Fred Colen, Neovasc's President and Chief Executive Officer.

Subject to final approval by the Toronto Stock Exchange (the "TSX"), the board of directors of the Company has set the effective date for the reverse stock split as September 21, 2018. Trading of the Common Shares on a post-consolidation basis on the TSX and Nasdaq is expected to commence on or about the opening of trading on the effective date. The registered holders of Common Shares will be sent a letter of transmittal by the Company's transfer agent, Computershare Investor Services Inc., providing instructions for the exchange of their certificates as soon as practicable following the effectiveness of the reverse stock split. Non-registered shareholders holding Common Shares through an intermediary (such as a securities broker, dealer, bank or financial institution) should be aware that the intermediary may have different procedures for processing the reverse stock split. If shareholders hold their Common Shares through an intermediary and they have questions in this regard, they are encouraged to contact their intermediaries.

The reverse stock split will reduce the number of Common Shares currently issued and outstanding from approximately 1,896,512,271 Common Shares to approximately 18,965,123 Common Shares. No fractional Common Shares will be issued in connection with the reverse stock split. In the event that a shareholder would otherwise be entitled to a fractional Common Share hereunder, the number of Common Shares issued to such shareholder shall be rounded up to the next greater whole number of Common Shares, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of Common Shares if the fractional entitlement is less than 0.5.

The reverse stock split will affect shareholders uniformly, including holders of outstanding incentive stock options, warrants and other securities convertible into or exercisable for Common Shares. The exercise/conversion prices, number and exchange basis of such securities on the effective date will be adjusted proportionately to reflect the reverse stock split, subject to the Event Price Provisions described below.

Delisting or suspension from the Nasdaq Capital Market will trigger an event of default under the Notes, which are secured by substantially all of the Company's assets, and which could force the Company into bankruptcy protection. In recognition of the vital importance of Neovasc remaining listed on the Nasdaq Capital Market to its stakeholders, management and the Board of Directors have elected to proceed with executing a reverse stock split despite certain provisions ("Event Price Provisions") in the remaining Warrants and Notes that, on the sixteenth trading day following a reverse stock split, reduce the exercise price or conversion price, as applicable. then in effect to the average VWAP of the five trading days with the lowest VWAP of the Common Shares in the preceding fifteen trading days in the case of the Notes and twenty trading days in the case of the Warrants. As a result, the exercise and conversion prices of the 34,628,148 Series A warrants, 22,431,506 Series E warrants, as well as 1,322,192 Series A warrants and Series B warrants that could be issued upon exercise of the outstanding Series C Warrants, and US$26,442,500 principal amount of Notes that remain outstanding will be adjusted following the reverse stock split in accordance with the Event Price Provisions.

For a description of the risks associated with the Warrants and Notes, the amount of such securities exercised and converted to date, the dilution to date and potential dilution in the future due to such exercises or conversions, see the Company's Annual Report on Form 20-F and Management's Discussion and Analysis for the quarter ended June 30, 2018, copies of which are available on SEDAR at www.sedar.com and as filed with the U.S. Securities and Exchange Commission (the "SEC") at www.sec.gov.

The Company is also listed on the TSX and the Company's noncompliance with the Nasdaq minimum bid price requirement does not affect the Company's compliance status with the TSX.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc Reducer™ (the "Reducer"), for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara™ (the "Tiara"), for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the Company's plans and expectations concerning completing a reverse stock split, the effect of a reverse stock split on the price of the Common Shares, remaining listed on the Nasdaq Capital Market, future exercises and conversions of the Warrants and Notes and the resulting dilution, and the growing cardiovascular marketplace. Words and phrases such as "plan", "future", "continue", "intend", "could", "would", "can" and "will", and similar words or expressions, are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the Warrants and Notes issued pursuant to the 2017 Financings, resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Warrants and Notes issued pursuant to the 2017 Financings, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of Common Shares; risks relating to the exercise of Warrants or conversion of Notes issued pursuant to the 2017 Financings, which may encourage short sales by third parties; risks relating to the possibility that the Common Shares may be delisted from the Nasdaq Capital Market or the TSX, which could affect their market price and liquidity; risks relating to the Company's common share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Series C warrants issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in Management's Discussion and Analysis for the quarter ended June 30, 2018 (copies of which may be obtained at www.sedar.com or www.sec.gov). In particular, the Company notes in addition to the specified criteria for continued listing, Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Company's Common Shares, or suspend or delist securities even if the securities meet all enumerated criteria for continued listing on the Nasdaq Capital Market. The Nasdaq could use this discretionary authority at any time to delist the Company's Common Shares. There can be no assurance that Nasdaq will not exercise such discretionary authority. In addition, notwithstanding the extension by the Panel, there is no assurance that the Company will be able to regain compliance with the minimum bid price requirement prior to the expiry of such extension, or if it does, that the Company will be able to maintain such compliance as a result of the risks and uncertainties described above. The Panel may also require that the Company maintain a closing bid price of at least US$1.00 for more than 10 consecutive business days. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2018/11/c8693.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568, jeremy@lifesciadvisors.com

CO: Neovasc Inc.

CNW 07:30e 11-SEP-18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	September 11, 2018	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer